

September 10, 2012

Via E-Mail
Stephen Letwin
Chief Executive Officer
IAMGOLD Corporation
401 Bay Street, Suite 3200
P.O. Box 153
Toronto, Ontario
Canada M5H 2Y4

  Re: **IAMGOLD Corporation**
    Form 40-F for Fiscal Year Ended December 31, 2011
    Filed March 23, 2012
    Response dated August 23, 2012
    File No. 001-31528

Dear Mr. Letwin:

  We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 40-F for Fiscal Year Ended December 31, 2011

Exhibit 99.2

3. Summary of Significant Accounting Policies
(e) Depreciation, page 15

> We note from your response to our prior comment 2 that you have not included non-reserve material in the calculation of depreciation under Canadian GAAP or IFRS. However, your accounting policy discloses inclusion of non-reserve material in depreciation calculations in limited circumstances where there is a high degree of confidence in its economic extraction. Please confirm to us that you will modify your accounting policy in future Exchange Act filings to accurately reflect the policies as they

are applied to your business (e.g., depreciation is calculated utilizing proven and probable reserves). In future filings, please remove references in your policy that do not currently apply to your business (e.g., non-reserve material). Paragraph 50 of IAS 16 states that depreciation should be allocated on a systematic basis over the useful life of the asset, which is an estimate that IAS 16 requires you to make. Such estimates should be based on the current project profile. Per the guidance in paragraph 51 of IAS 16, if changes are made to the estimate of the useful life (i.e. inclusion of non-reserve material), those changes should be considered a change in estimate in accordance with paragraph 32(d) of IAS 8 and disclosure of the change in estimates would also be required. In addition, please note that we are not in a position to agree with your conclusion that IFRS specifically permits the inclusion of other than proven and probable reserves in your determination of an asset's useful life. Much like other circumstances when IFRS requires you to make an estimate, we would expect that prior to the inclusion of other non-reserve material in your determination of an asset's useful life you would consider the probability of future economic benefit and reliability of such resource estimates as discussed in paragraphs 4.40 and 4.41 of the IFRS Conceptual Framework and in the case of the determination of an asset's useful life, consider that guidance provided in paragraph 57 of IAS 16.

You may contact Blaise Rhodes at (202) 551- 3774 or Raj Rajan at (202) 551- 3388 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551- 3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining